SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIMEO, INC.

(f/k/a VIMEO HOLDINGS, INC.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92719V 100

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Jenna E. Levine, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person BARRY DILLER

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,587,084; see Item 5

	9	Sole Dispositive Power 11,525,090; see Item 5

	10	Shared Dispositive Power 2,777; see Item 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,527,867; see Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13

Percent of Class Represented by Amount in Row (11)
6.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of stock options to purchase 1,623,500 shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 38.4% of the total number of votes of all classes of common stock of the Company, based on 9,399,250 shares of Class B Common Stock and approximately 154.8523 million shares of Common Stock outstanding as of the close of business on May 25, 2021. See Item 5.

14	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

VIMEO, INC.

(f/k/a VIMEO HOLDINGS, INC.)

This Report on Schedule 13D is being filed by Barry Diller following the closing on May 25, 2021 of the transactions contemplated by that certain Separation Agreement (the “Separation Agreement”), dated as of May 24, 2021, between IAC/InterActiveCorp, a Delaware corporation (“IAC”), and Vimeo, Inc., a Delaware corporation formerly known as Vimeo Holdings, Inc. (“Vimeo” or the “Company”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Vimeo, whose principal executive offices are located at 555 West 18th Street, New York, NY 10011.

Item 2. Identity and Background.

This Schedule 13D is being filed by Barry Diller, the Chairman and Senior Executive of IAC and the Chairman and Senior Executive of Expedia Group, Inc. Mr. Diller’s business address is c/o IAC/InterActiveCorp at 555 West 18th Street, New York, New York 10011.

Mr. Diller is a United States citizen. During the last five years, Mr. Diller has not been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 25, 2021, pursuant to the Separation Agreement, IAC completed the separation of its Vimeo businesses from the remaining businesses of IAC (the “Spin-off”) through a series of transactions that resulted in the pre-transaction stockholders of IAC owning shares in both IAC and Vimeo.

In connection with the Spin-off, IAC, through a series of transactions, effected the distribution (a) to Mr. Diller and related entities of 502,340 shares of Common Stock and 9,399,250 shares of Class B common stock, par value $0.01 per share, of Vimeo (“Class B Common Stock”) in respect of 309,419 shares of common stock of IAC and 5,789,499 shares of Class B common stock of IAC that Mr. Diller and such related entities held immediately before IAC effected the Spin-off and (b) to a family foundation of 2,777 shares of Common Stock in respect of 1,711 shares of common stock of IAC that such foundation held immediately before the Spin-off. In addition, each option to purchase shares of IAC common stock (“IAC Common Stock Option”) that Mr. Diller held immediately before the Spin-off was converted, in part, into an option to purchase a number of shares of Common Stock equal to the product, rounded down to the next whole share, of (i) the number of shares of IAC common stock subject to such IAC Common Stock Option and (ii) 1.6235, and with a spread value based on the spread value applicable to such IAC Common Stock Option, subject to certain adjustments, and otherwise subject to the same terms and conditions as the terms and conditions applicable to such IAC Stock Option immediately before the Spin-off. Prior to the Spin-off, Mr. Diller held 1,000,000 vested IAC Common Stock Options that were so converted into 1,623,500 options to purchase Common Stock.

Item 4. Purpose of Transaction.

Mr. Diller acquired beneficial ownership of the securities described in this Report on Schedule 13D on the effective date of the Spin-off.

Depending on market conditions and other factors, Mr. Diller may from time to time (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of Common Stock described herein by public or private sale, gift, pledge or otherwise.

Subject to the foregoing Mr. Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax obligations in connection with the exercise of stock options.

The information contained in Items 3, 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) Except as otherwise described below with respect to an agreement relating to the election of Joseph M. Levin (the Chairman of the Board of Directors of Vimeo and the Chief Executive Officer of IAC) as a director of Vimeo and certain other matters, as of the date of this Report, Mr. Diller beneficially owns: (i) 280,391 shares of Common Stock and 2,680,416 shares of Common Stock underlying Class B Common Stock held directly and/or through The Arrow 1999 Trust, dated September 16, 1999, as amended (the “Arrow Trust”), over which Mr. Diller has sole investment and voting power, (ii) 221,949 shares of Common Stock and 5,994,667 shares of Common Stock underlying Class B Common Stock held by trusts for the benefit of certain members of Mr. Diller’s family (the “Descendants Trusts”) and over which Mr. Diller has sole investment power and Diane von Furstenberg, Mr. Diller’s spouse, has sole voting power, (iii) 1,623,500 shares of Common Stock underlying vested Vimeo stock options, over which Mr. Diller has sole investment and voting power, (iv) 724,167 shares of Common Stock underlying Class B Common Stock held by a trust for the benefit of certain of Mr. Diller’s family members (the “TALT Trust” and, together with the Descendants Trusts and the Arrow Trust, the “Trusts”), over which Mr. Diller’s stepson, Alexander von Furstenberg, has sole investment and voting power, and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg as investment advisor; provided, however, that Mr. Diller may not act as the replacement investment advisor with respect to voting control over such securities, and (v) 2,777 shares of Common Stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.

As more fully described in Item 6 below, on June 4, 2021, Mr. Diller and the trustees of the Trusts entered into a voting agreement governing the voting of the shares of Common Stock and Class B Common Stock described immediately above (other than the shares held by the family foundation) on certain matters. As a result of such agreement, Mr. Levin may be deemed to share voting power over such shares of Common Stock and Class B Common Stock.

Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock and the exercise of stock options to purchase 1,623,500 shares of Common Stock (even if out-of-the-money), Mr. Diller would beneficially own approximately 6.9% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 38.4% of the total number of votes of all classes of common stock of the Company; provided, however, that as described herein, Mr. Diller has sole investment power and Mr. Diller has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6) over all shares of Vimeo capital stock held by Mr. Diller directly or through the Arrow Trust (which represents approximately 11.5% of the total number of votes of all classes of common stock of the Company assuming the exercise of Mr. Diller’s stock options), Mr. Diller has sole investment power and Ms. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6) over all shares of Vimeo capital stock held in the Descendants Trusts (which represents approximately 24.2% of the total number of votes of all classes of common stock of the Company) and Mr. von Furstenberg has sole investment power and Mr. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6) over shares of Class B Common Stock held by the TALT Trust (which represents approximately 2.9% of the total number of votes of all classes of common stock of the Company).  Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg. All percentage ownership information in this paragraph is based on 9,399,250 shares of Class B Common Stock and approximately 154.8523 million shares of Common Stock outstanding as of the close of business on May 25, 2021.

(b) The information contained in Item 5(a) of this Report on Schedule 13D is hereby incorporated by reference herein.

(c) Except as described herein, Mr. Diller has not effected any transactions in the shares of Common Stock during the past 60 days.

(d) Except as described herein, no person other than Mr. Diller has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Diller.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voting Agreement

On June 4, 2021, Mr. Diller and the trustees of the Trusts (collectively, the “Diller Parties”) entered into a Voting Agreement with Mr. Levin, the Chairman of the Board of Directors of Vimeo and the Chief Executive Officer of IAC (the “Voting Agreement”), providing for the following:

Board Election. The Diller Parties agreed to vote all shares of Common Stock and Class B Common Stock held by them in favor of Mr. Levin’s election to the Vimeo board of directors at each meeting of Vimeo stockholders at which Mr. Levin stands for election.

Contingent Matters. Prior to the vote being taken on specified Contingent Matters (as defined below) submitted for the approval of Vimeo’s stockholders, Mr. Diller (or following Mr. Diller’s death or disability, Alexander von Furstenberg or his successor), in consultation with the other Diller Parties, and Mr. Levin will seek agreement on how to vote the shares of Common Stock and Class B Common Stock held by the Diller Parties. If an agreement is not reached to support the proposal, the Diller Parties will vote all shares of Common Stock and Class B Common Stock held by them against the proposal. The “Contingent Matters” subject to the above-described provisions include, subject to specified exceptions: (i) a material acquisition or disposition of any assets or business by Vimeo or its subsidiaries, (ii) the entry into a material new line of business and (iii) the spin-off or split off to Vimeo stockholders of (or similar transaction involving) a material business of the Company.

Right of First Discussion. If any of the Diller Parties determines to sell shares of Class B Common Stock to a person other than a Permitted Holder (as defined in the Vimeo, Inc. 2021 Stock and Annual Incentive Plan), they will discuss selling the shares to Mr. Levin before selling to another party.

Termination. The Voting Agreement will automatically terminate upon a Change in Control of Vimeo (as defined in the Voting Agreement) or the termination of Mr. Levin’s service as a director of Vimeo.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1.	Voting Agreement, dated as of June 4, 2021, by and among Barry Diller, The Arrow 1999 Trust, dated September 16, 1999, as amended, The AVF Trust U/A/D February 17, 2016, The TVF Trust U/A/D February 17, 2016, The TALT Trust U/A/D February 17, 2016, and Joseph M. Levin.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2021

/s/ Barry Diller
Barry Diller